

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Joseph R. Mitchell
Chief Executive Officer
Phoenix Motor Inc.
1500 Lakeview Loop
Anaheim, CA, 92807

Re: Phoenix Motor Inc.
    Registration Statement on Form S-1
    Filed November 29, 2021
    File No. 333-261384

Dear Mr. Mitchell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 29, 2021

Prospectus Summary
Financial Performance Summary, page 2

1. Please update your discussion in the financial performance summary information section to correspond with the latest financial information you present in your amended filing, which currently is as of and through the relevant periods ended September 30, 2021.

Capitalization, page 30

2. Please separate the line item cash and cash equivalents amounts in the table with a double underline to clearly separate it from your capitalization. In addition, revise to include the individual line items amounts pertaining to short and long-term debt in the calculation of your total capitalization.

<u>General</u>

3.   Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

4.   We note graphics of the Edison Future EF-1 T Truck and Edison Future EF-1 V Van immediately preceding the table of contests and appearing on page 1. Please revise to ensure the graphics accurately represent your current business. For example, it is not appropriate to depict models that do not exist or that the company does not itself build. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David C. Fischer